

04002874

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

RECEIVED FEB 2 7 2004

SEC FILE NUMBER
8-51434

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____01/01/2003____ AND ENDING____12/31/2003____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NevWest Securities Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5440 West Sahara Avenue, Suite 202
(No. and Street)

Las Vegas   NV   89146
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leland L. Williams, CPA
(Name – if individual, state last, first, middle name)

4535 West Sahara Avenue, #111, Las Vegas, NV 89102
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Sergey Rumyantsev _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ NevWest Securities Corporation _____ , as of _____ December 31 _____ , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President & CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Leland Williams, MBA, CPA

Serving Clients in the Western United States since 1982

NEVWEST SECURITIES CORPORTION

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2003

NEVWEST SECURITIES CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2003

Page #

Independent Auditor's Report   1-2

Statement of Financial Condition   3

Statement of Income   4

Statement of Changes in Stockholder's Equity   5

Statement of Changes in Subordinated Borrowings   6

Statement of Cash Flows   7

Notes to Financial Statements   8-9

SUPPLEMENTARY INFORMATION

Schedule I – Computation of Net Capital   10

Schedule II – Computation for Determination of
        Reserve Requirements   11

Schedule III – Information Relating to Possession
        or Control Requirements   12

Schedule IV – Schedule of Segregation Requirements   13

Reconciliation of Net Capital to Audited
  Financial Statements   14

Auditor's Report on Internal Accounting Control   15-16

Leland Williams, MBA, CPA

Serving Clients in the Western United States since 1982

INDEPENDENT AUDITOR'S REPORT

Board of Directors
NEVWEST SECURITIES CORPORATION
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of Nevwest Securities Corporation (the Company) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, pursuant to Rule 17-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nevwest Securities Corporation at December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2004

NEVWEST SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and Cash Equivalents	$ 127,953
Deposits with Clearing Organizations	137,890
Receivables from Clearing Organizations	45,472
Other Receivables	6,520
Marketable Securities	538,108
Furniture and Equipment, less accumulated	
Depreciation of $ 78,777	90,597
Organization Costs, less accumulated	
Amortization of $ 173	12
Investment in Subsidiary	23,918
Other Assets	11,000
TOTAL ASSETS	$ 981,470

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable	$ 3,064
Accrued Expenses	87,454
Deferred Revenue	62,210
Capital Leases Payable	1,050
Total Liabilities	153,778

Stockholders' Equity

Common Stock, $.001 par value, 20,000,000 shares authorized,	
9,088,273 shares issued and outstanding	12,154
Preferred Stock, $.001 par value, 386,233 shares issued	
and outstanding	280
Paid-in Capital	1,611,279
Retained Earnings	(796,021)
Total Stockholders' Equity	827,692
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 981,470

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES

Exchange Listed Stocks	$ 406,320
OTC Agency Stocks	232,725
OTC Bonds	53,839
Underwriting & Selling Group	150,233
Investment Banking Fees	37,000
Direct Participation	3,525
Trading (Loss) Investment	463,496
Mutual Funds	39,987
Variable Annuity	101,115
Consulting	92,617
Interest Income	5,008
Other Revenue	85,062
Total Revenue	$ 1,660,927

EXPENSES

Commissions	$ 635,095
Salaries	241,448
Payroll Taxes	25,265
Contract Services	4,125
Office & Office Supplies	9,710
Advertising	5,059
Legal & Accounting	65,768
Rent	56,883
Tickers & Quotes	70,550
Clearing Expenses	168,944
Depreciation & Amortization	27,327
Telephone	28,782
Travel & Entertainment	10,561
Regulatory Expense	7,615
Other Expenses	101,686
Total Expenses	$ 1,430,036
Net Income (Loss)	230,891
Retained Earnings, Beginning of Period	(999,324)
Dividends	(27,588)
Retained Earnings, End of Period	$ (796,021)

The Accompanying Notes are an Integral Part of these Financial Statements.

4

NEVWEST SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31 2003

Description	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings	Total Equity
	Shares	$	Shares	$			
Balance January 1, 2003	9,088,273	9,088	386,233	386	1,469,262	(999,324)	479,412
Net Profit (Loss)						230,891	230,891
Preferred Dividends						(27,588)	(27,588)
Common Stock Issuance (OneCap)	2,272,068	2,272			147,728		150,000
Common Stock Issuance (Wells Partners LLC)	794,089	794			99,206		100,000
Preferred Stock Redemption (MKelley)			10,000	(10)	(9,990)		(10,000)
Preferred Stock Redemption (St Andrews)			45,900	(46)	(45,854)		(45,900)
Preferred Stock Redemption (OneCap)			50,000	(50)	(49,950)		(50,000)
Error #1 Correction					230		230
Error #2 Correction					647		647
Balance December 31, 2003	12,154,430	12,154	280,333	280	1,611,279	(796,021)	827,692

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SAECURITIES CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

None.

The Accompanying Notes are an Integral Part of these Financial Statements.

NEVWEST SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:

Net Income	$ 230,891
Adjustments to Reconcile Net Income to	
Net Cash from Operating Activities:	
Depreciation & Amortization	27,327
(Increase) Decrease in:	
Deposits with Clearing Organizations	(57,050)
Receivables from Clearing Organizations	(40,913)
Other Receivables	12,226
Marketable Securities	(358,424)
Investment in Subsidiary	(16,268)
Other Assets	(2,100)
Increase (Decrease) in:	
Accounts Payable	(4,114)
Accrued Expenses	72,598
Deferred Revenue	62,210
Capital Leases Payable	(8,352)
Net Cash from Operating Activities	(81,969)
Cash Flows from Investing Activities:	
Purchase of Fixed Assets	(437)
Net Cash from Investing Activities	(437)
Cash Flows from Financing Activities:	
Issuance of Stock	2,960
Additions to Paid-in Capital	142,017
Dividends	(27,588)
Net Cash from Financing Activities	117,389
Net Increase in Cash	$ 34,983
Cash and	
Cash Equivalents –	
Beginning of Year	92,970
End of Year	$ 127,953

The Accompanying Notes are an Integral Part of these Financial Statements.

1. ORGANIZATION

The Company is a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Nevada corporation and was incorporated on July 21, 1997. The Company commenced operation in October, 1999.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Accounting

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and venture capital businesses. The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Net Capital Requirements

The Company engages in the general securities business. As a result, the minimum net capital required by the Securities and Exchange Commission under Rule 15c3-1 (a) (1) is the greater of $ 100,000 or 1/8 of aggregate indebtedness. At December 31, 2003, the Company had net capital, as defined, and required capital of approximately $ 359,621 and 100,000, respectively, and its ratio of indebtedness to net capital was 0.428 to 1.

Income Taxes

The Company is subject to federal income taxes at prevailing corporate rates. For the year ended December 31, 2003, the Company's tax provision for financial statement purposes was: $ 0.

Deposits

The Company maintains required deposits with clearing organizations with whom it transacts business.

Marketable Securities

Marketable securities are shown at estimated fair market value, with realized and unrealized gains and losses included in current period income.

Investment in Subsidiary

Nevwest Insurance Agency is a wholly owned subsidiary. The investment is being carried on the equity method of accounting.

Fixed Assets

Fixed assets are shown at cost. Depreciation is provided on a straight-line basis using estimated useful lives of seven and five years for furniture and fixtures and equipment, respectively.

Accounts Payable and Accrued Liabilities

Accounts payable consist of amounts owing to vendors at December 31, 2003. Accrued liabilities consist of commissions payable and payroll taxes payable at December 31, 2003.

NEVWEST SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2003

Total Stockholders' Equity		$ 827,692
Deduct Stockholders' Equity Not Allowed for Net Capital		0
Total Stockholders' Equity Qualified for Net Capital		$ 827,692
Add: Subordinated Borrowings allowable in Computation of Net Capital		0
Other Deductions or Allowable Credits		0
Total Capital and Allowable Subordinated Liabilities		827,692
Deductions and/or Charges:		
Net Fixed Assets	$ 90,597	
Other Receivables	6,520	
Other Assets	34,930	(132,047)
Haircuts on Securities:		
Other Securities	$ 336,024	(336,024)
Net Capital		$ 359,621

Aggregate Indebtedness:		
Accounts Payable and Accrued Liabilities:	$ 90,518	
Deferred Revenue	62,210	
Notes and Capital Leases Payable	1,050	$ 153,778
Net Capital Requirement		$ 100,000
Excess Net Capital		$ 259,621

NEVWEST SECURITIES CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

None.

NEVWEST SECURITIES CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

None.

NEVWEST SECURITIES CORPORATION
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY
FEATURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2003

None.

NEVWEST SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL
TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

Net Capital per Focus Report, part IIA	$ 368,646
Audit Adjustments:	
Correction to Preferred Stock Transaction	(9,025)
Net Capital per Audited Financial Statements	$ 359,621

REPORT OF INDEPENDENT AUDITOR ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
NEVWEST SECURITIES CORPORATION
Las Vegas, Nevada

In planning and performing our audit of the financial statements of Nevwest
Securities Corporation for the year ended December 31, 2003, we have considered its
internal control structure, including procedures for safeguarding securities, in order to
determine our auditing procedures for the purpose of expressing an opinion on the
financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission,
we have made a study of the practices and procedures followed by the Company that
we considered relevant to the objectives stated in Rule 17a-5 (g): (1) in making the
quarterly securities examinations, counts, verifications, and comparisons, and the
recordation of differences required by Rule 17a-13; (2) in making the periodic
computations of aggregate indebtedness (aggregate debits) and the net capital under
Rule 15c3-3. We did not review the practices and procedures followed by the
Company; (1) in complying with the requirements for prompt payment for securities
under Section 8 Regulation T of the Board of Governors of the Federal Reserve
System; or (2) in obtaining and maintaining physical possession or control of all fully
paid and excess margin securities of customers, because the Company does not carry
security amounts for customers or perform custodial functions relating to customer
securities.

The management of the Company is responsible for establishing and maintaining an
internal control structure and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by management
are required to assess the expected benefits and related costs of internal control
structure policies and procedures can be expected to achieve the Commission's
objectives referred to above. Two of the objectives of an internal control structure and
the practices and procedures are to provide management with reasonable, but not
absolute assurance that assets for which the Company has responsibility are
safeguarded against loss from unauthorized use or disposition, and that transactions
are executed in accordance with management's authorization and recorded properly
to permit the preparation of financial statements in accordance with generally
accepted accounting principles. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and
procedures referred to above, errors or irregularities may nevertheless occur and not
be detected. Also, projection of any evaluation of them to future periods is subject to
the risk that they may become inadequate because of changes in conditions or that the
effectiveness of their design and operation may deteriorate.

15

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Company's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Se4curities Exchange Act of 1934, and should not be used for any other purpose.

February 22, 2004

16